[Home Depot Letterhead]

June 11, 2012

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4631
100 F Street, N.E.
Washington, D.C. 20549-4631

Attention: Rufus Decker, Accounting Branch Chief

Re:	The Home Depot, Inc.
Form 10-K for the Fiscal Year Ended January 29, 2012
Filed March 22, 2012
Form 10-Q for the Period Ended April 29, 2012
Filed May 24, 2012
File No. 1-8207

Dear Mr. Decker:

This letter responds to the letter dated May 29, 2012 from the U.S. Securities and Exchange Commission (the “Commission”) to The Home Depot, Inc. (the “Company”) setting forth the comments of the staff of the Commission (the “Staff”) on the Company's Annual Report on Form 10-K for the fiscal year ended January 29, 2012 (the “2011 Form 10-K”) and Quarterly Report on Form 10-Q for the fiscal quarter ended April 29, 2012 (the “First Quarter Form 10-Q”). The Staff's comments have been reproduced below followed by the Company's response.

Form 10-K for the Year Ended January 29, 2012

General

1.
Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Response: In our responses below to the Staff's requests for additional disclosures or other revisions, we provide the additional disclosures and revisions that we currently would expect to make in our future filings, based on the relevant facts for the fiscal year ended January 29, 2012 or the fiscal quarter ended April 29, 2012, as applicable. The actual disclosures in our future filings are subject to change based on changes in the underlying facts.

Mr. Rufus Decker
June 11, 2012

Legal Proceedings, page 12

2.
You disclose that although you cannot predict the outcomes of your legal matters, you do not expect either to have a material adverse effect on your consolidated financial condition or results of operations. Please revise your discussion to address the expected effect on your cash flows, as well. Please also revise your disclosure in note 12 on page 50 to discuss the expected effect on your cash flows.

Response: In future filings, we will revise our discussion in both Part I, Item 3, Legal Proceedings and in the applicable note to our financial statements that covers Commitments and Contingencies to address whether we expect the outcome of any pending legal matter to have a material adverse effect on our consolidated financial condition, results of operations or cash flows. We do not expect any pending legal matter addressed in our 2011 Form 10-K or First Quarter Form 10-Q to have a material adverse effect on our consolidated financial condition, results of operations or cash flows.

Management's Discussion and Analysis of Financial Condition and Results….. page 16

Executive Summary and Selected Consolidated Statements of Earnings Data, page 16

3.	Please revise footnote (2) on page 17 and footnote (3) on page F-1 to clarify that stores closed during the period are excluded, if true.

Response: In future filings, we will clarify that stores closed during the period are excluded from the increase or decrease in comparable store sales. The revised footnote would read as follows:
Includes Net Sales at locations open greater than 12 months, including relocated and remodeled stores and excluding closed stores. Retail stores become comparable on the Monday following their 365th day of operation. Comparable store sales is intended only as supplemental information and is not a substitute for Net Sales or Net Earnings presented in accordance with generally accepted accounting principles.

Fiscal 2011 Compared to Fiscal 2010, page 18

4.
On pages 19 and 20, it appears that you have presented a full non-GAAP income statement. Please revise your non-GAAP disclosure to remove the full non-GAAP income statement. Refer to Question 102.10 of the SEC Compliance and Disclosure Interpretations: Non-GAAP Financial Measures.

Response: In future filings, we will not present a full non-GAAP income statement in our non-GAAP disclosure. For example, the revised non-GAAP reconciliation for the fiscal year ended January 30, 2011 would read as follows:

	Fiscal Year Ended January 30, 2011
	As Reported (GAAP)	Adjustment	Non-GAAP Measures
Interest and Other, net	$566	$51	$515
Net Earnings	$3,338	$(33)	$3,371
Diluted Earnings Per Share	$2.01	$(0.02)	$2.03

Mr. Rufus Decker
June 11, 2012

Liquidity and Capital Resources, page 21

General

5.
For fiscal 2011, net cash provided by operating activities was $6.7 billion compared to $4.6 billion for fiscal 2010. This increase was primarily a result of changes in inventory levels and other net working capital items. You have listed a few components that impacted your cash flows from operations. Please expand this disclosure to discuss the underlying reasons for changes in these components, with specific discussions for accounts receivables, merchandise inventories, other current assets, accounts payable and accrued expenses, as applicable. Please revise your disclosure for all periods presented. See Section IV.B of the SEC Interpretive Release No. 33-8350.

Response: In future filings, we will expand the disclosure to discuss the underlying reasons for changes in the components of our cash flow from operations. For example, the disclosure from our 2011 Form 10-K, revised to reflect the expanded disclosure, would read as follows:

Cash flow generated from operations provides us with a significant source of liquidity. For fiscal 2011, Net Cash Provided by Operating Activities was $6.7 billion compared to $4.6 billion for fiscal 2010. This increase was primarily a result of a $545 million increase in Net Earnings, a $611 million increase in cash provided by the change in Merchandise Inventories as a result of improved inventory management and our supply chain initiatives, as well as a $555 million increase in cash provided by the change in Accounts Payable and Accrued Expenses due to the timing of goods and services received.

Contractual Obligations, page 23

6.
Please revise your table of contractual obligations to include a separate line item for the estimated interest payments on your debt, instead of including them in the same line item as total debt obligations. Otherwise, you may also disclose the related interest amounts for each period in footnote 1 to the table. Please also disclose in a footnote to the table any assumptions you made to derive these amounts.

Response: In future filings, we will revise our table of contractual obligations to either include a separate line item for the estimated interest payments on our debt or disclose the interest amounts for each period in a footnote to the table, as well as any applicable assumptions made to derive these amounts. For example, the contractual obligations disclosure from our 2011 Form 10-K, revised to reflect the expanded disclosure in footnote 1 to the table, would read as follows:

Mr. Rufus Decker
June 11, 2012

Contractual Obligations
The following table summarizes our significant contractual obligations as of January 29, 2012 (amounts in millions):

	Payments Due by Fiscal Year
Contractual Obligations	Total	2,012	2013-2014	2015-2016	Thereafter
Total Debt(1)	$18,660	$522	$2,259	$3,899	$11,980
Capital Lease Obligations(2)	1,259	106	204	183	766
Operating Leases	7,999	800	1,428	1,194	4,577
Purchase Obligations(3)	3,412	1,602	1,805	5	—
Unrecognized Tax Benefits(4)	97	97	—	—	—
Total	$31,427	$3,127	$5,696	$5,281	$17,323
 —————

(1)
Excludes present value of capital lease obligations of $449 million. Includes interest payments of $520 million, $1.0 billion, $896 million and $5.9 billion for fiscal years 2012, 2013-2014, 2015-2016 and thereafter, respectively, at current interest rates including the impact of active interest rate swaps.

(2)	Includes $810 million of imputed interest.

(3)
Purchase obligations include all legally binding contracts such as firm commitments for inventory purchases, utility purchases, capital expenditures, software acquisitions and license commitments and legally binding service contracts. Purchase orders that are not binding agreements are excluded from the table above.

(4)	Excludes $524 million of noncurrent unrecognized tax benefits due to uncertainty regarding the timing of future cash payments.

Critical Accounting Policies, page 24

Self Insurance, page 24

7.
Please disclose your excess loss limits associated with each risk you are self-insured for, including but not limited to general liability, workers' compensation, medical, product liability and automobile claims. Please also disclose each risk for which you do not have excess loss limits.

Response: In future filings, we will disclose the specific levels of self-insurance for the areas of risk addressed in our Critical Accounting Policy regarding Self-Insurance. For example, the Self-Insurance disclosure from our 2011 Form 10-K, revised to reflect the expanded disclosure, would read as follows:

Self-Insurance
We have established liabilities for certain losses related to general liability (including products liability), workers' compensation, medical and automobile claims for which we are self-insured. Our self-insured retention or deductible, as applicable, for each claim involving general liability, workers' compensation and automobile liability is limited to $25 million, $1 million and $1 million, respectively. We do not have any stop loss limits for self-insured medical claims. Our liabilities represent estimates of the ultimate cost for claims incurred as of the balance sheet date. The estimated liabilities are not discounted and are established based upon analysis of historical data and actuarial estimates. The liabilities are reviewed by management and third-party actuaries on a regular basis to

Mr. Rufus Decker
June 11, 2012

ensure that they are appropriate. While we believe these estimates are reasonable based on the information currently available, if actual trends, including the severity or frequency of claims, medical cost inflation or fluctuations in premiums, differ from our estimates, our results of operations could be impacted. Actual results related to these types of claims did not vary materially from estimated amounts for fiscal 2011, 2010 or 2009.

Form 10-Q for the Period Ended April 29, 2012

General

8.	Please address the above comments in your interim filings as well, as applicable.

Response: In future interim filings, we will address the above comments, as applicable.

* * * * * *

The Company hereby acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in its filings; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments or need additional information, please do not hesitate to contact me. I may be reached at (770) 384-5535 or by fax (770) 384-5552 or e-mail (Teresa_Roseborough@homedepot.com).

Respectfully submitted,

/s/ Teresa Wynn Roseborough
Teresa Wynn Roseborough
Executive Vice President, General Counsel
and Corporate Secretary

cc:	Carol B. Tomé Executive Vice President – Corporate Services and Chief Financial Officer
F. Duane Ackerman Chair, The Home Depot, Inc. Audit Committee